November 8, 2018

Amos Genish
Chief Executive Officer
TIM S.p.A.
Via Gaetano Negri 1
20123 Milan, Italy

       Re: TIM S.p.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 001-13882

Dear Mr. Genish:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications